Exhibit 99.1

Studio City International Holdings Limited Announces Unaudited First Quarter 2026 Earnings

MACAU, April 30, 2026 (GLOBE NEWSWIRE) — Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today reported its unaudited financial results for the first quarter of 2026.

Total operating revenues for the first quarter of 2026 were US$176.7 million, compared with US$161.7 million in the first quarter of 2025. The increase was primarily attributable to better performance in mass market operations leading to an increase in revenue from casino contract and higher overall non-gaming revenues.

Studio City Casino generated gross gaming revenues of US$373.5 million and US$336.2 million for the first quarters of 2026 and 2025, respectively.

Mass market table games drop was US$901.3 million in the first quarter of 2026, compared with US$923.9 million in the first quarter of 2025 and hold percentage was 36.9% in the first quarter of 2026, compared with 32.8% in the first quarter of 2025.

Gaming machine handle for the first quarter of 2026 was US$1.09 billion, compared with US$0.87 billion in the first quarter of 2025 and win rate was 3.7% in the first quarter of 2026, compared with 3.8% in the first quarter of 2025.

Revenue from casino contract was US$87.0 million for the first quarter of 2026, compared with US$75.9 million for the first quarter of 2025. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino which are deducted by Melco Resorts (Macau) Limited, the gaming operator of the Studio City Casino (the “Gaming Operator”).

Total gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino deducted from gross gaming revenues were US$286.5 million and US$260.2 million in the first quarters of 2026 and 2025, respectively.

Total non-gaming revenues at Studio City for the first quarter of 2026 were US$89.8 million, compared with US$85.8 million for the first quarter of 2025.

Operating income for the first quarter of 2026 was US$28.0 million, compared with US$15.3 million in the first quarter of 2025.

Studio City’s Adjusted EBITDA(1) was US$80.0 million in the first quarter of 2026, compared with US$69.9 million in the first quarter of 2025. The change was mainly attributable to higher revenue from casino contract and non-gaming revenues, partially offset by higher operating costs.

Net income attributable to Studio City International Holdings Limited for the first quarter of 2026 was US$2.9 million, or US$0.02 per ADS, compared with net loss attributable to Studio City International Holdings Limited of US$16.0 million, or US$0.08 per ADS, in the first quarter of 2025. The net income attributable to participation interest was US$0.3 million in the first quarter of 2026, compared with net loss attributable to participation interest of US$1.5 million in the first quarter of 2025.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2026 were US$21.9 million, which mainly included interest expense of US$30.0 million, partially offset by net foreign exchange gains of US$8.4 million.

Depreciation and amortization costs of US$51.8 million were recorded in the first quarter of 2026, of which US$0.8 million was related to the amortization expense for the land use right.

Adjusted EBITDA for Studio City for the three months ended March 31, 2026 referred to in the earnings release of Melco Resorts & Entertainment Limited (“Melco Resorts”) dated April 30, 2026 (“Melco Resorts’ Earnings Release”) was US$31.7 million more than the Adjusted EBITDA of Studio City reported in this press release. Adjusted EBITDA of Studio City reported in this press release includes certain intercompany charges that are not included in Adjusted EBITDA for Studio City reported in Melco Resorts’ Earnings Release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco Resorts. Additionally, Adjusted EBITDA of Studio City presented in Melco Resorts’ Earnings Release does not reflect certain gaming concession related costs and certain intercompany costs related to the gaming operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of March 31, 2026 aggregated to US$87.0 million (December 31, 2025: US$109.5 million), including US$0.1 million of restricted cash (December 31, 2025: US$0.1 million). Total debt, net of unamortized deferred financing costs and original issue premiums, at the end of the first quarter of 2026 was US$2.01 billion (December 31, 2025: US$2.02 billion), a reduction of US$9.8 million compared to total debt, net as of December 31, 2025. The reduction in total debt, net was primarily the result of the repayment of HK$78.0 million (equivalent to US$10.0 million) principal amount outstanding under the senior secured credit facility in March 2026.

Capital expenditures for the first quarter of 2026 were US$4.6 million.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

1.

“Adjusted EBITDA” is defined as net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other and other non-operating income and expenses. Adjusted EBITDA, which is a non-GAAP financial measure, is presented as supplemental disclosure because management believes it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA to measure our operating performance and to compare our operating performance with those of our competitors.

The Company also presents Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA should not be considered as an alternative to operating income/loss as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA does not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA as only one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA. Also, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

2.

“Adjusted net income/loss” is net income/loss before pre-opening costs and property charges and other, net of participation interest and taxes. Adjusted net income/loss, which is a non-GAAP financial measure, is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Studio City International Holdings Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is majority owned by Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2026	2025
Operating revenues:
Revenue from casino contract	$86,968	$75,920
Rooms	43,600	41,236
Food and beverage	21,342	22,751
Entertainment	3,364	2,964
Services fee	15,112	13,358
Mall	5,029	4,461
Retail and other	1,309	1,030

Total operating revenues	176,724	161,720

Operating costs and expenses:
Costs related to casino contract	(8,452)	(9,021)
Rooms	(15,287)	(14,772)
Food and beverage	(19,750)	(20,134)
Entertainment	(5,120)	(5,006)
Mall	(2,063)	(1,833)
Retail and other	(559)	(571)
General and administrative	(45,455)	(40,472)
Pre-opening costs	(1)	(155)
Amortization of land use right	(826)	(831)
Depreciation and amortization	(50,972)	(51,649)
Property charges and other	(202)	(2,006)

Total operating costs and expenses	(148,687)	(146,450)

Operating income	28,037	15,270

Non-operating income (expenses):
Interest income	166	274
Interest expense	(30,049)	(32,478)
Other financing costs	(416)	(573)
Foreign exchange gains, net	8,442	1,971

Total non-operating expenses, net	(21,857)	(30,806)

Income (loss) before income tax	6,180	(15,536)
Income tax expense	(3,053)	(1,940)

Net income (loss)	3,127	(17,476)
Net (income) loss attributable to participation interest	(270)	1,503

Net income (loss) attributable to Studio City International Holdings Limited	$2,857	$(15,973)

Net income (loss) attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$0.004	$(0.021)

Net income (loss) attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$0.015	$(0.083)

Weighted average Class A ordinary shares outstanding used in net income (loss) attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	770,352,700	770,352,700

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands, except share and per share data)

	March 31,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$86,844	$109,401
Accounts receivable, net	1,518	1,887
Receivables from affiliated companies	858	735
Inventories	8,362	8,727
Prepaid expenses and other current assets	11,720	10,740

Total current assets	109,302	131,490

Property and equipment, net	2,425,238	2,485,029
Long-term prepayments, deposits and other assets	65,763	69,141
Restricted cash	129	130
Operating lease right-of-use assets	11,479	11,571
Land use right, net	97,549	99,073

Total assets	$2,709,460	$2,796,434

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$3,623	$6,401
Accrued expenses and other current liabilities	56,399	91,438
Income tax payable	18,205	15,257
Current portion of long-term debt, net	348,735	—
Payables to affiliated companies	45,568	66,946

Total current liabilities	472,530	180,042

Long-term debt, net	1,666,008	2,024,569
Other long-term liabilities	8,238	6,290
Deferred tax liabilities, net	56	60
Operating lease liabilities, non-current	12,245	12,095

Total liabilities	2,159,077	2,223,056

Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 shares issued and outstanding	77	77
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,477,359
Accumulated other comprehensive (losses) income	(23,257)	618
Accumulated losses	(1,951,317)	(1,954,174)

Total shareholders’ equity	502,869	523,887

Participation interest	47,514	49,491

Total shareholders’ equity and participation interest	550,383	573,378

Total liabilities, shareholders’ equity and participation interest	$2,709,460	$2,796,434

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Income (Loss) Attributable to Studio City International Holdings Limited to

Adjusted Net Income (Loss) Attributable to Studio City International Holdings Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2026	2025
Net income (loss) attributable to Studio City International Holdings Limited	$2,857	$(15,973)
Pre-opening costs	1	155
Property charges and other	202	2,006
Income tax impact on adjustments	(4)	(239)
Participation interest impact on adjustments	(17)	(165)

Adjusted net income (loss) attributable to Studio City International Holdings Limited	$3,039	$(14,216)

Adjusted net income (loss) attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$0.004	$(0.018)

Adjusted net income (loss) attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$0.016	$(0.074)

Weighted average Class A ordinary shares outstanding used in adjusted net income (loss) attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	770,352,700	770,352,700

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA (Unaudited)

(In thousands)

	Three Months Ended
	March 31,
	2026	2025
Operating income	$28,037	$15,270
Pre-opening costs	1	155
Depreciation and amortization	51,798	52,480
Property charges and other	202	2,006

Adjusted EBITDA	$80,038	$69,911

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Income (Loss) Attributable to Studio City International Holdings Limited

to Adjusted EBITDA (Unaudited)

(In thousands)

	Three Months Ended
	March 31,
	2026	2025
Net income (loss) attributable to Studio City International Holdings Limited	$2,857	$(15,973)
Net income (loss) attributable to participation interest	270	(1,503)

Net income (loss)	3,127	(17,476)
Income tax expense	3,053	1,940
Interest and other non-operating expenses, net	21,857	30,806
Depreciation and amortization	51,798	52,480
Property charges and other	202	2,006
Pre-opening costs	1	155

Adjusted EBITDA	$80,038	$69,911

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended
	March 31,
	2026	2025
Room Statistics:
Average daily rate (3)	$179	$169
Occupancy per available room	98%	99%
Revenue per available room (4)	$176	$166

Other Information:
Average number of table games	253	253
Average number of gaming machines	964	797
Table games win per unit per day (5)	$14,619	$13,320
Gaming machines win per unit per day (6)	$468	$458

(3)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(5)

Table games win per unit per day is shown before discounts, commissions, other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(6)

Gaming machines win per unit per day is shown before other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis